November 21, 2016

Pamela Long

Assistant Director

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-6010

Re:	BioCrude Technologies, Inc.
Registration Statement on Form S-1
File No. 333-211774

Dear Ms. Long;

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Biocrude Technologies, Inc. (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (“SEC”) of its Registration Statement on Form S-1 (File No. 333-211774) (the “Registration Statement”) and all amendments thereto. The Registration Statement was originally filed with the Commission on June 2, 2016 and the amendments on August 11, 2016, August 12, 2016 and September 13, 2016.

The Company requests withdrawal of the Registration Statement as it was inadvertently filed under the wrong CIK.

No securities have been sold pursuant to the Registration Statement.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to Harold P. Gewerter, Esq. of Gewerter & Dowling via facsimile at (702) 382-1759 or email at harold@gewerterdowling.com.

If you have any questions regarding this application for withdrawal, please call Harold P. Gewerter, Esq., the Company’s counsel at (702) 382-1714.

Very truly yours,

/s/ John Moukas

John Moukas

President, Biocrude Technologies, Inc.